EXHIBIT 99.13

LAMAQUE PROJECT, QUÉBEC, CANADA
TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Sean McKinley, P.Geo.

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 687-4018

Fax: (604) 687-4026

Email: sean.mckinley@eldoradogold.com

I, Sean McKinley, am a Professional Geoscientist, employed as Manager, Mine Geology & Reconciliation at Eldorado Gold Corporation, located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Engineers & Geoscientists of British Columbia. I hold a Special Authorization from the Ordre des géologues du Québec that is valid from Nov. 2, 2021 to Nov. 1, 2022 and that allows me to conduct geoscientific work on behalf of Eldorado Gold Corp. on the Lamaque Project. I graduated from Queen’s University with a Bachelor of Science (Geology) degree in 1992 and graduated from University of British Columbia with a Master of Science (Geology) degree in 1996.

I have practiced my profession continuously since 1996 and have worked on precious and base metal mineral exploration and mining projects in Canada, Ireland, Sweden, Mexico, China, Romania, Turkey and Greece.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on numerous occasions with my most recent visit occurring in March 2019.

I am responsible for the mineral resource estimation for the Ormaque Deposit in section 14.3 of the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 31st day of March, 2022.

“Signed and Sealed”

Sean McKinley

Sean McKinley, P.Geo.

2021 Final Report